Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

CELLADON CORPORATION

Celladon Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 24, 2012, under the name Celladon Corporation.

SECOND: The Amendment of the Amended and Restated Certificate of Incorporation of the Corporation in the form set forth in the following resolution has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation:

    RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation as presently in effect be, and the same hereby is, amended to add the following Section D:

D. Immediately upon the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware each one (1) share of the Corporation’s Common Stock outstanding immediately prior to such filing shall be automatically reclassified into one-fifteenth (1/15) of one share of the Corporation’s Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Corporation or stockholders of the Corporation and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The NASDAQ Global Market on the first trading day immediately following the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

THIRD: The Certificate of Amendment of the Amended and Restated Certificate of Incorporation so adopted reads in full as set forth above and is hereby incorporated herein by this reference. All other provisions of the Amended and Restated Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Chief Executive Officer this 22nd day of March, 2016.

CELLADON CORPORATION

By:	/s/ Fredrik Wiklund
Fredrik Wiklund, Chief Executive Officer